Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

Medtronic Announces Final Exchange Ratio of 4.5939 in Split-Off of MiniMed Group, Inc.

GALWAY, Ireland, October 7, 2026 – Medtronic plc (Medtronic; NYSE: MDT) today announced the final exchange ratio for its previously announced offer to exchange outstanding Medtronic ordinary shares for shares of common stock of MiniMed Group, Inc. (MiniMed; Nasdaq: MMED). Medtronic is offering to exchange up to 225,361,295 shares of MiniMed common stock for outstanding Medtronic ordinary shares in the exchange offer and, if the exchange offer is oversubscribed, Medtronic currently intends to exchange all of Medtronic’s remaining interest in MiniMed (an additional 27,452,053 shares of MiniMed common stock), without extending the exchange offer period.

For each Medtronic ordinary share that is validly tendered and not validly withdrawn by shareholders and that is accepted by Medtronic pursuant to the exchange offer, Medtronic will deliver 4.5939 shares of MiniMed common stock to or at the direction of any such tendering shareholder.

The final calculated per-share value of Medtronic ordinary shares and the final calculated per-share value of MiniMed common stock, in each case determined in the manner described in the Prospectus filed by MiniMed with the U.S. Securities and Exchange Commission (the “SEC”), would have resulted in an exchange ratio of more than the upper limit of 4.5939. Accordingly, the final exchange ratio has been set at 4.5939 shares of MiniMed common stock for each Medtronic ordinary share accepted in the exchange offer.

Based on the final exchange ratio, assuming the exchange offer is oversubscribed, Medtronic would accept for exchange approximately 55,032,401 Medtronic ordinary shares if Medtronic decides to exchange all of its remaining interest in MiniMed, or approximately 49,056,639 Medtronic ordinary shares if Medtronic does not increase the number of shares to be accepted, as described in the Prospectus. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of Medtronic ordinary shares that Medtronic accepts in the exchange offer may be less than the number of shares validly tendered by Medtronic shareholders.

The exchange offer and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on October 9, 2026, unless the exchange offer is extended or terminated.

Goldman Sachs & Co. LLC and BofA Securities, Inc. are the dealer managers for the exchange offer.

About Medtronic
Bold thinking. Bolder actions. We are Medtronic. Medtronic plc, headquartered in Galway, Ireland, is the leading global healthcare technology company that boldly attacks the most challenging health problems facing humanity by searching out and finding solutions. Our Mission — to alleviate pain, restore health, and extend life — unites a global team of 95,000+ passionate people across more than 150 countries. Our technologies and therapies treat 70 health conditions and include cardiac devices, surgical robotics, insulin pumps, surgical tools, patient monitoring systems, and more. Powered by our diverse knowledge, insatiable curiosity, and desire to help all those who need it, we deliver innovative technologies that transform the lives of two people every second, every hour, every day. Expect more from us as we empower insight-driven care, experiences that put people first, and better outcomes for our world. In everything we do, we are engineering the extraordinary.

Cautions Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this press release, including to reflect future events or circumstances.

Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a Prospectus. The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.

Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1 (877) 361-7972 (toll-free for shareholders) or +1 (646) 845-0146 (banks, brokers, and all others outside the United States).

Contacts:
Justin Paquette
Public Relations
+1-612-271-7935

Ingrid Goldberg
Investor Relations
+1-763-505-2696